

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Hui Jin
Chief Executive Officer
H World Group Ltd.
No. 699 Wuzhong Road
Minhang District
Shanghai 201103
People's Republic of China

      Re: H World Group Ltd.
         Form 20-F for the Fiscal Year Ended December 31, 2021
         Filed April 27, 2022
         File No. 001-34656

Dear Hui Jin:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                           Sincerely,

                           Division of Corporation Finance
                           Office of Real Estate & Construction